Mellanox Technologies Ltd.

Mellanox Bldg., P.O.B 586

Yokneam 20692, Israel

Tel: (972) 4-909-7200

Fax: (972) 4-959-3245

December 2, 2014

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:                                         Kevin L. Vaughn, Accounting Branch Chief

Gary Newberry, Staff Accountant

Jay Webb, Reviewing Accountant

Re:                             Mellanox Technologies, Ltd.

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed February 28, 2014

Form 10-Q for the Fiscal Quarter Ended September 30, 2014

Filed November 12, 2014

Response Letter Dated November 13, 2014

File No. 1-33299

Ladies and Gentlemen:

Mellanox Technologies, Ltd. (the “Company”) is hereby responding to the comment letter to the Company’s Form 10-Q for the quarterly period ended September 30, 2014 (“10-Q”) received on November 20, 2014 from the staff of the Commission (the “Staff”). The Company has set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

General

1.                                      We note that your response letter filed and dated November 13, 2014 included acknowledgements signed by counsel rather than the company. These acknowledgements must be provided by management of the company rather than by counsel on behalf of management. In connection with your next response, please have management provide the requested acknowledgements.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that management of the Company will provide the referenced acknowledgements.

Form 10-Q for the Quarterly Period Ended September 30, 2014

Financial Information, page 3

Note 1- The Company and Summary of Significant Accounting Policies, page 7

Revision to Prior Period Financial Statements, page 7

2.                                      We noted your disclosures that during the quarter ended September 30, 2014 you identified and corrected an error in your accounting for liabilities for charitable contributions.  You indicated that you retrospectively revised financial information for all prior periods presented to reflect this correction.  Please tell us how you plan to reflect the error corrections in the amended 2013 Form 10-K that you intend to file in the fourth quarter of 2014.  Specifically address how you plan to reflect the error corrections in your selected quarterly financial disclosures required by Item 302 of Regulation S-K.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company’s 2013 Form 10-K/A will reflect the impact of the revisions described in the Form 10-Q for the period ended September 30, 2014. As disclosed in the 10-Q, the Company identified and corrected an error in accounting for liabilities for charitable contributions, which resulted in a $0.6 million cumulative overstatement of the liability as of September 30, 2014, and the Company identified and corrected an overstatement of liabilities in the amount of $0.7 million related to certain purchase orders as of September 30, 2014. The Company’s prior period financial statements should not have reflected these obligations as liabilities in the respective periods. The Company evaluated these errors and determined that the impact of the errors was not material to its results of operations, financial position or cash flows in any previously issued financial statements. However, if the entire correction were to be recorded in the quarter ended September 30, 2014, the cumulative amount would be material to the year ending December 31, 2014. Therefore, the Company has determined that it will revise its prior-period financial statements when presented in future filings. Specifically, the Company will revise its financial statements for 2011, 2012 and 2013 and will disclose the impact of the revisions to the annual financial statements in the notes to the financial statements in the 2013 Form 10-K/A in a format consistent with the disclosures provided in Note 1 to the financial statements included in the Form 10-Q for the period ended September 30, 2014.

The selected quarterly financial disclosures required by Item 302(a)(2) of Regulation S-K will also be retrospectively revised for these errors.  The Company will also revise the five-year table required by Item 301 and Management’s Discussion and Analysis of Financial Condition and Results of Operations required by Item 303.

*                                         *                                         *

Additionally, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hopes the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (408) 916-0024 or by fax at (408) 585-0324 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Jacob Shulman

Jacob Shulman
Chief Financial Officer
Mellanox Technologies, Ltd.

cc:                                Eyal Waldman, Mellanox Technologies, Ltd.

Alan C. Mendelson, Latham & Watkins LLP

Mark V. Roeder, Latham & Watkins LLP

Brian D. Paulson, Latham & Watkins LLP